Explanation of Responses

(1)
On August 19, 2014, Insight Venture Associates V, L.L.C. (“Insight Associates V”) distributed shares of common stock of the issuer pro rata to its members in accordance with their respective ownership interests as determined in accordance with the limited liability company operating agreement of Insight Associates V (the “Distribution”).  In connection with the Distribution, Jeffrey Lieberman acquired direct ownership of 12,227 shares of Common Stock.

Mr. Lieberman did not furnish any consideration in exchange for the shares of common stock received in connection with the Distribution.  The business address for the above reporting person is: c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, N.Y. 10019.